PRESS RELEASE

HOMEX

Homex Initiates Operations in Saltillo with a New Affordable-Entry Level Development Project

- *The affordable-entry level project will represent an investment of Ps. 179 million and will house more than 1,000 families*
- *Through Saltillo, Homex broadens its operations to 34 cities in México*

Culiacán, Sinaloa, May 21, 2008 --- Mexico's leading home builder, Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX], today announced the start of new operations in Saltillo, the capital city of Coahuila state. The development of the new affordable-entry level project will represent an investment of approximately Ps.179 million pesos and will create more than 1,000 direct and indirect jobs.

Ranked one of the best places to live in Mexico, Saltillo is among the country's most competitive and fastest-growing cities, based on its large employment offering and its high level of industry specialization. The Company's 22- hectare project will house more than 1,000 families. Through the start of operations in this city, Homex increases its presence to 34 cities in Mexico.

"Saltillo is an important step in our expansion, and advances our strategy of maintaining a geographically diversified base of operations,"said Gerardo de Nicolas, Chief Executive Officer of Homex. "Additionally, it helps us reach our objective of providing quality homes where families can have a comfortable living space that provides security and, more importantly, allows them to enjoy a strong sense of community."

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenue, number of homes sold and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx

INVESTOR CONTACTS
investor.relations@homex.com.mx

Carlos J. Moctezuma
Head of Investor Relations
+52 66-7758-5838
cmoctezuma@homex.com.mx